FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number: 001-32458

DIANA SHIPPING INC.

(Translation of registrant’s name into English)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]        Form 40-F [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is Management’s Discussion and Analysis of Financial Condition and Results of Operation and the unaudited interim condensed consolidated financial statements and related information and data of Diana Shipping Inc. (the “Company”) as of and for the three months ended March 31, 2009.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3D (File no. 333-150406) filed with the U.S. Securities and Exchange Commission (the “Commission”) with an effective date of April 24, 2008, and the Company’s registration statement on Form F-3 ASR (File No. 333-159016) filed with the Commission with an effective date of May 6, 2009.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.

(registrant)

Dated: May 6, 2009	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer and Treasurer

EXHIBIT 1

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

Unless otherwise specified herein, references to the “Company” or “we” shall include Diana Shipping Inc. and its subsidiaries. The following management’s discussion and analysis should be read in conjunction with our interim unaudited consolidated financial statements and their notes attached hereto. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements. For additional information relating to our management’s discussion and analysis of financial condition and results of operation, please see our annual report on form 20-F for the year ended December 31, 2008 filed with the Commission on February 27, 2009.

Our Operations

We charter our dry bulk carriers to customers primarily pursuant to short-term and long-term time charters. Currently, 14 of our vessels are employed on long-term time charters ranging in duration from 17 to 62 months. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

Recent Developments

In April 2009, we executed an agreement with 4 Sweet Dreams S.A., a related party, to acquire a single purpose company, Gala Properties Inc., or Gala, that has contracted with China Shipbuilding Trading Company, Limited and Shanghai Jiangnan-Changxing Shipbuilding Co., Ltd. for the construction of a 177,000 dwt Capesize drybulk carrier, identified as Hull No. H1138, for the contract price of $60.2 million. The seller is a company controlled by Semiramis and Aliki Paliou, the daughters of our Chairman and Chief Executive Officer, Mr. Simeon Palios.

Gala has entered into a time charter for Hull No. H1138 with Jiangsu Shagang Group Co. or its nominee, with performance guaranteed by Shagang Shipping Company Ltd., at a gross charter hire rate of $55,000 per day for a minimum period of fifty-nine (59) months and a maximum period of sixty-two (62) months, commencing upon delivery of the vessel from the shipbuilders. We expect this vessel to be delivered, and the charter to commence, in November 2009.

In exchange for the acquisition of Gala, we transferred to the seller our ownership interest in Eniwetok Shipping Company Inc., or Eniwetok, our wholly owned subsidiary. Eniwetok contracted with the same shipbuilders for the construction of a separate 177,000 dwt Capesize drybulk carrier, identified as Hull No. H1108, for the contract price of $60.2 million, with a scheduled delivery date of June 30, 2010. In connection with these transactions, the shipbuilders cancelled the construction contract of Hull No. H1108 on May 6, 2009. We expect the incremental cost to us (excluding legal and other transaction-related expenses) to be approximately $15.0 million, which relates to the consideration for the charter party attached to Hull H1138.

As a result of the above transaction, on May 6, 2009 we entered into an agreement with Fortis Bank to restate the existing loan agreement to include Gala as a borrower thereunder. Pursuant to the agreement, the bank consented to the termination of the Eniwetok newbuilding contract, the amendment of the purpose of the loan facility to include the financing of part of the construction and acquisition cost of the newbuilding Hull H1138 owned by Gala and certain amendments to the terms of the principal agreement and the corporate guarantee issued thereunder. Fortis Bank also agreed to reduce the shareholding required to be beneficially owned by the Palios and Margaronis families from 20% to 10%.

As of March 31, 2009, the amount of $24.1 million of the debt outstanding under our facility with Fortis Bank, was reclassified to current liabilities, as the Company’s new vessel under construction, Hull H1138 (to be named Houston), and the existing vessel under construction, Hull H1107 (to be named New York), are expected to be delivered to the Company by the shipyard in November 2009 and March 2010, respectively. On April 30, 2009, we drew down an amount of $18.1 million under our amended and restated agreement with Fortis Bank to finance part of the construction cost of Hull H1138. As of May 6, 2009 our debt outstanding under our loan facility with Fortis Bank amounted to $42.1 million.

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

•

Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•

Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•

Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•

Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•

TCE rates. We define time charter equivalent rates, or TCE rates, as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with customary practice in the dry bulk shipping industry. TCE rate is a non-GAAP measure and a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

The following table reflects our ownership days, available days, operating days, fleet utilization and TCE rates for the periods indicated.

	Three Months Ended March 31,
	2009	2008
Ownership days	1,710	1,688
Available days	1,704	1,688
Operating days	1,670	1,684
Fleet utilization	98.0%	99.8%
Time charter equivalent (TCE) rate	$34,898	$45,191

The following table reflects the calculation of our TCE rates for the periods presented:

	Three Months Ended March 31,
	2009	2008
(in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and available days)
Voyage and time charter revenues	$62,693	$78,876
Less: voyage expenses	3,226	2,594

Time charter equivalent revenues	$59,467	$76,282

Available days	1,704	1,688
Time charter equivalent (TCE) rate	$34,898	$45,191

Voyage and Time Charter Revenue

Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charter hire rates that our vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of our charters;

•	our decisions relating to vessel acquisitions and disposals;

•	the amount of time that we spend positioning our vessels;

•	the amount of time that our vessels spend in drydock undergoing repairs;

•	maintenance and upgrade work;

•	the age, condition and specifications of our vessels;

•	levels of supply and demand in the dry bulk shipping industry; and

•	other factors affecting spot market charter rates for dry bulk carriers.

We expect our revenues in 2009 to decline as our vessels that were redelivered to us by their charterers in December 2008 and the beginning of 2009 were exposed to the lower charter rates of the spot market and consequently were fixed to new employments at daily time charter rates considerably lower than their previous employments. Currently, two of our vessels are employed on time charters scheduled to expire within the next six months, at which time we expect to enter into new charters for those vessels. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could incur significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Voyage Expenses

We incur voyage expenses that include port and canal charges, bunker (fuel oil) expenses and commissions. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the owner of the vessels. Port and canal charges and bunker expenses currently represent a relatively small portion of our vessels’ overall expenses because all of our vessels are employed under time charters that require the charterer to bear all of those expenses.

As is common in the shipping industry, we have historically paid commissions ranging from 0% to 6.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition to commissions paid to third parties, we have historically paid our fleet manager a commission that is equal to 2% of our revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. However, this commission has been eliminated from our consolidated financial statements since April 1, 2006 (after we acquired our fleet manager, Diana Shipping Services S.A.) and therefore, this charge does not constitute part of our voyage expenses.

We believe that the amounts and the structures of our commissions are consistent with customary practices in the drybulk shipping industry.

We expect that the amount of voyage expenses will increase further as a result of the growth of our fleet.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the growth of our fleet. We expect these expenses to increase further in the future as a result of the growth of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.

Depreciation

The cost of our vessels is depreciated on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years from the date construction is completed, which we believe is consistent with customary practice in the dry bulk shipping industry and is usually the age that vessels are scrapped. Furthermore, we estimate the residual values of our vessels to be $150 per light-weight ton which we also believe is consistent with customary practice in the dry bulk shipping industry and has been the historical average price of the cost of the light-weight ton of vessels being scrapped. We do not expect these assumptions to change in the near future. Our depreciation charges have increased in recent periods due to the growth of our fleet which has also led to an increase of ownership days. We expect that these charges will continue to grow as a result of our acquisition of additional vessels.

General and Administrative Expenses

We incur general and administrative expenses which include our onshore vessel related expenses such as legal and professional expenses and other general vessel expenses. Subsequent to April 2006, our general and administrative expenses increased as a result of our acquisition of our fleet manager. Our general and administrative expenses also include payroll expenses of employees, executive officers and consultants, compensation cost of restricted stock awarded to senior management and non-executive directors, traveling, promotional and other expenses of the public company. General and administrative expenses may increase as a result of the growth of our fleet.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the vessel-specific debt of our subsidiaries. As of March 31, 2009 and December 31, 2008, we had $214.7 million of indebtedness outstanding under our revolving credit facility. We incur interest expense and financing costs relating to our outstanding debt and our available credit facility and have also incurred interest expense relating to our financing lease, which expired in December 2008. We expect to incur additional debt to finance future acquisitions. As of March 31, 2009 and December 31, 2008, we had $24.1 million of indebtedness outstanding under our facility with Fortis Bank. Interest and finance costs incurred in connection with this loan facility are capitalized in vessel cost.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Fleet employment profile

As of the date of this report on Form 6-K, our fleet is employed as follows:

Vessel	Sister Ships (1)	Year Built		DWT	Charterer	Age as of May 5, 2009	Daily Time Charter Hire Rate		Charter Expiration (2)
Nirefs	A	2001		75,311	Cosco Bulk Carrier Co. Ltd.	8.3 years	$60,500		Feb 3, 2010 – Apr 3, 2010
Alcyon	A	2001		75,247	Cargill International S.A., Geneva	8.2 years	$34,500		Nov 21, 2012 – Feb 21, 2013
Triton	A	2001		75,336	Cargill International S.A., Geneva	8.1 years	$24,400		Oct 17, 2009 – Jan 17, 2010 (3)
Oceanis	A	2001		75,211	Hanjin Shipping Co. Ltd., Seoul	7.9 years	$40,000		Jul 29, 2009 – Oct 29, 2009
Dione	A	2001		75,172	Louis Dreyfus Commodities S.A., Geneva	8.3 years	$12,000		Jun 1, 2010 – Sep 1, 2010
Danae	A	2001		75,106	Augustea Atlantica Srl, Naples	8.3 years	$12,000		Jan 23, 2011 – Apr 22, 2011
Protefs	B	2004		73,630	Hanjin Shipping Co. Ltd., Seoul	4.7 years	$59,000		Aug 18, 2011 – Nov 18, 2011
Calipso	B	2005		73,691	Cargill International S.A., Geneva	4.3 years	$9,400		Dec 24, 2009 – Mar 24, 2010
Clio	B	2005		73,691	Cargill International S.A., Geneva	4.0 years	$11,000		Dec 26, 2009 – Mar 26, 2010
Thetis	B	2004		73,583	Cargill International S.A., Geneva	4.8 years	$10,500		Dec 12, 2009 – Mar 12, 2010
Naias	B	2006		73,546	Constellation Energy Commodities Group, Baltimore	2.9 years	$34,000		Aug 24, 2009 – Oct 24, 2009
Erato	C	2004		74,444	Cargill International S.A., Geneva	4.7 years	$15,000		Nov 27, 2009 – Feb 27, 2010
Coronis	C	2006		74,381	TPC Korea Co. Ltd., Seoul	3.3 years	$14,000		Feb 26, 2010 – Apr 26, 2010
Sideris GS	D	2006		174,186	BHP Billiton Marketing AG	2.4 years	$39,000		Nov 30, 2009
							$36,000		Oct 15, 2010 – Jan 15, 2011 (4)
Aliki	—	2005		180,235	Cargill International S.A., Geneva	4.2 years	$45,000		Mar 1, 2011 – Jun 1, 2011 (4)
Semirio	D	2007		174,261	BHP Billiton Marketing AG	1.9 years	$51,000		Jun 15, 2009
							$31,000		Apr 30, 2011 – Jul 30, 2011 (4)
Boston	D	2007		177,828	BHP Billiton Marketing AG	1.5 years	$52,000		Sep 28, 2011 – Dec 28, 2011 (5)
Salt Lake City	—	2005		171,810	Refined Success Limited	3.7 years	$55,800		Aug 28, 2012 – Oct 28, 2012
Norfolk	—	2002		164,218	Corus UK Limited	6.7 years	$74,750		Jan 12, 2013 – Mar 12, 2013
Hull 1107 (tbn New York) (6)	D	2010		177,000	Nippon Yusen Kaisha, Tokyo (NYK)	—	$48,000	(7)(8)	Jan 31, 2015 – May 31, 2015 (8)
Hull 1138 (tbn Houston) (9)	D	2009	(8)	177,000	Jiangsu Shagang Group Co.	—	$55,000		Oct 30, 2014 – Jan 30, 2015 (8)

				2,364,887

(1)	Each dry bulk carrier is a “sister ship”, or closely similar, to other dry bulk carriers that have the same letter.
(2)	Charterers’ optional period to redeliver the vessel to us. Charterers have the right to add the off hire days to the duration of the charter, if any, and therefore the optional period may be extended.
(3)	The charterer has the option to employ the vessel for a further 11-13 month period at a daily rate based on the average rate of four pre-determined time charter routes as published by the Baltic Exchange. The optional period, if exercised, must be declared on or before the end of the 30th month of employment and can only commence at the end of the 36th month.
(4)	The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment and can only commence at the end of the 48th month, at the daily time charter rate of $48,500.
(5)	The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment and can only commence at the end of the 48th month, at the daily time charter rate of $52,000.
(6)	Expected to be delivered to us in the first quarter of 2010 with latest possible delivery in the second quarter of 2010.
(7)	The gross rate will vary as follows: $50,000 per day for delivery between October 1, 2009 and January 31, 2010 or $48,000 per day for delivery between February 1, 2010 and April 30, 2010.
(8)	Based on the expected date of delivery to us from the builder.
(9)	Expected to be delivered to us from the builder in November 2009.

Results of operations

Three months ended March 31, 2009 compared to the three months ended March 31, 2008

Net Income. Net Income for the three months ended March 31, 2009 decreased by $18.4 million, or 35%, to $34.8 million compared to $53.2 million for the same period in 2008. The decrease is attributable to the significant deterioration in charter rates as a result of a slowdown in the global trade and the tightening of credit markets.

Voyage and Time Charter Revenues. Voyage and Time Charter Revenues decreased by $16.2 million, or 21%, to $62.7 million in the three months ended March 31, 2009, compared to $78.9 million in the same period in 2008. The decrease is attributable to the significant deterioration in charter rates compared to the same period of 2008 and increased off hire days due to the bankruptcy of one of our charterers. Ownership days were 1,710 for the three months ended March 31, 2009 compared to 1,688 in the same period of 2008, while operating days and fleet utilization for the three months ended March 31, 2009 were 1,670 and 98.0%, respectively compared to 1,684 and 99.8% for the same period in 2008. Ownership days increased due to the acquisition of the Norfolk in February 2008.

Voyage Expenses. Voyage Expenses increased by $0.6 million, or 23%, to $3.2 million in the three months ended March 31, 2009 compared to $2.6 million for the same period in 2008. The increase in voyage expenses is attributable to bunkers costs incurred during the three months ended March 31, 2009 amounting to $0.3 million compared to gains of $1.1 million incurred during the same period in 2008. This was partly offset by reduced commissions paid to unaffiliated ship brokers and in-house ship brokers associated with charterers, which for the first three months of 2009 amounted to $2.9 million compared to $3.7 million in the same period of 2008.

Vessel Operating Expenses. Vessel Operating Expenses increased by $0.2 million, or 2%, to $9.4 million in the three months ended March 31, 2009 compared to $9.2 million for the same period in 2008. The increase in operating expenses is attributable to increased crew costs and repairs, partly offset by reductions in insurance and other operating costs.

Depreciation and Amortization of Deferred Charges. Depreciation and Amortization of Deferred Charges increased by $0.5 million, or 5%, to $10.8 million for the three months ended March 31, 2009 compared to $10.3 million for the same period in 2008. This increase is the result of the acquisition of the Norfolk in February 2008 and drydock costs incurred for three vessels in our fleet.

General and Administrative Expenses. General and Administrative Expenses during the three months ended March 31, 2009 increased by $0.5 million or 14% to $4.1 million compared to $3.6 million in the same period in 2008. The increase is attributable to increased compensation costs of restricted stock awards and legal fees.

Interest and Finance Cost. Interest and Finance Cost during the three months ended March 31, 2009 decreased by $0.7 million or 47% to $0.8 million compared to $1.5 million in the same period in 2008. The decrease is attributable to reduced average interest rates.

Liquidity and capital resources

We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term bank debt. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund ongoing operations, the construction of our new vessels and debt service. As of March 31, 2009, cash increased to $104.3 million compared to $62.0 million as of December 31, 2008. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to $67.7 million as of March 31, 2009 and $48.5 million as of December 31, 2008.

We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements for the next twelve months. Currently, we have $85.3 million available under our revolving credit facility with the Royal Bank of Scotland Plc. to finance future vessel acquisitions, of which $50.0 million may be used for working capital purposes, and $36.1 million available under our facility with Fortis Bank to finance the predelivery installments of the construction of the New York (Hull H1107) and Houston (Hull H1138).

It is our policy to fund our future acquisition related capital requirements through borrowings under our credit facilities and with the net proceeds of equity issuances. Because of the recent global economic downturn that has affected the international dry bulk industry, we may not be able to obtain financing either from our credit facilities or the equity markets. As of November 2008, our board of directors suspended the payment of dividends to retain cash from operations and use it either to fund our operations or our vessel acquisitions or service our debt depending on market conditions and opportunities. We believe that this suspension will enhance our future flexibility by permitting cash flow that would have been devoted to dividends to be used for opportunities that may arise in the current marketplace.

Net cash provided by operating activities

For the three months ended March 31, 2009, net cash provided by operating activities was $42.3 million, compared to $61.9 million for the same period in 2008, a reduction of $19.6 million or 32%, which was the result of reduced average hire rates and operating days for the three months ended March 31, 2009 compared to 2008.

Net cash used in investing activities

Net cash used in investing activities was $0.1 million for the three months ended March 31, 2009 representing construction costs for Hull H1107 and Hull H1108. Net cash used in investing activities was $107.9 million for the three months ended March 31, 2008, consisting of the delivery installment and other predelivery costs paid on the delivery of the Norfolk in February 2008 amounting to $108.5 million, construction costs paid for our vessels under construction amounting to $0.3 million and an amount of $0.9 million received from the insurers for unrepaired damages relating to the grounding of the Coronis in 2007.

Net cash provided by financing activities

Net cash provided by financing activities was $22,000 for the three months ended March 31, 2009 relating to funds received under our dividend reinvestment plan.

Net cash provided by financing activities for the three months ended March 31, 2008 was $53.8 million, consisting of $98.5 million drawn under our revolving credit facility and $44.7 million paid as cash dividends.

DIANA SHIPPING INC.

DIANA SHIPPING INC.

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2009 (UNAUDITED) AND DECEMBER 31, 2008

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	March 31, 2009	December 31, 2008
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$104,303	$62,033
Accounts receivable, trade	1,121	1,646
Inventories	2,775	3,146
Prepaid insurance and other	2,579	1,729

Total current assets	110,778	68,554

FIXED ASSETS:

Advances for vessels under construction and acquisitions and other vessel costs	27,272	27,199

Vessels	1,060,311	1,060,311
Accumulated depreciation	(110,597)	(99,880)

Vessels’ net book value	949,714	960,431

Property and equipment, net	123	136

Total fixed assets	977,109	987,766

OTHER NON-CURRENT ASSETS:
Deferred charges, net	1,053	886

Total assets	$1,088,940	$1,057,206

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:

Current portion of long-term debt	24,080	—
Accounts payable, trade and other	3,876	4,225
Due to related companies	187	177
Accrued liabilities	2,191	3,631
Deferred revenue, current portion	12,522	11,802
Other current liabilities	177	177

Total current liabilities	43,033	20,012

LONG-TERM DEBT, net of current portion	214,026	238,094
DEFERRED REVENUE, non-current portion	19,692	22,502
OTHER NON-CURRENT LIABILITIES	956	1,122
COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY:

Preferred stock, $0,01 par value; 25,000,000 shares authorized, none issued	—	—
Common stock, $0.01 par value; 200,000,000 shares authorized; 75,428,008 and 75,062,003 issued and outstanding at March 31, 2009 and December 31, 2008, respectively.	754	751
Additional paid-in capital	803,523	802,574
Accumulated other comprehensive income	177	182
Retained earnings / (Accumulated deficit)	6,779	(28,031)

Total stockholders’ equity	811,233	775,476

Total liabilities and stockholders’ equity	$1,088,940	$1,057,206

DIANA SHIPPING INC.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

For the three months ended March 31, 2009 and 2008

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2009	2008
REVENUES:

Voyage and time charter revenues	$62,693	$78,876
EXPENSES:
Voyage expenses	3,226	2,594
Vessel operating expenses	9,441	9,213
Depreciation and amortization of deferred charges	10,837	10,253
General and administrative expenses	4,073	3,589
Foreign currency losses/(gains)	(243)	(9)

Operating income	35,359	53,236

OTHER INCOME (EXPENSES):

Interest and finance costs	(804)	(1,518)
Interest income	255	552
Insurance settlement for vessel un-repaired damages	—	945

Total other income (expenses), net	(549)	(21)

Net income	$34,810	$53,215

Earnings per common share, basic and diluted	$0.47	$0.71

Weighted average number of common shares, basic	74,396,880	74,375,000

Weighted average number of common shares, diluted	74,436,579	74,404,038

DIANA SHIPPING INC.

UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

(Expressed in thousands of U.S. Dollars – except for share and per share data)

		Common Stock
	Comprehensive income	# of shares	Par value	Additional paid-in capital	Accumulated other Comprehensive income	Retained Earnings	Total
BALANCE, December 31, 2007		74,375,000	$744	$801,349	$110	$(2,729)	$799,474
-Net income	53,215					53,215	53,215
-Issuance of common stock		75,500	1	75	—	—	76
-Dividends declared and paid ($ 0.60 per share)		—	—	—	—	(44,670)	(44,670)

Comprehensive income	$53,215

BALANCE, March 31, 2008		74,450,500	$745	$801,424	$110	$5,816	$808,095

BALANCE, December 31, 2008		75,061,697	$751	$802,574	$182	$(28,031)	$775,476
-Net income	34,810					34,810	34,810
-Issuance of common stock		366,311	3	949	—	—	952
-Actuarial gains	(5)	—	—	—	(5)	—	(5)

Comprehensive income	$34,805

BALANCE, March 31, 2009		75,428,008	$754	$803,523	$177	$6,779	$811,233

DIANA SHIPPING INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2009	2008
Cash Flows from Operating Activities:
Net income	$34,810	$53,215
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization of deferred charges	10,837	10,253
Amortization and write off of financing costs	16	24
Amortization of free lubricants benefit	(77)	(23)
Compensation cost on restricted stock	930	76
Insurance settlements for vessel un-repaired damages	—	(945)
Actuarial gains	(5)	—
(Increase) Decrease in:
Receivables	525	870
Inventories	371	(340)
Prepayments and other	(850)	(212)
Increase (Decrease) in:
Accounts payable	(349)	(861)
Due to related companies	10	14
Accrued liabilities	(1,440)	(797)
Deferred revenue	(2,090)	369
Other liabilities	(89)	255
Dry dockings	(270)	—

Net Cash provided by Operating Activities	42,329	61,898

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions and other vessel costs	(73)	(345)
Vessel acquisitions	—	(108,469)
Other Assets	(8)	(6)
Proceeds from insurance settlements for vessel un-repaired damages	—	945

Net Cash used in Investing Activities	(81)	(107,875)

Cash Flows from Financing Activities:
Proceeds from long-term debt	—	98,500
Proceeds from reinvestment of dividends	22	—
Cash dividends	—	(44,670)

Net Cash provided by Financing Activities	22	53,830
Net increase in cash and cash equivalents	42,270	7,853
Cash and cash equivalents at beginning of period	62,033	16,726

Cash and cash equivalents at end of period	$104,303	$24,579

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the period for:

Interest payments, net of amounts capitalized	$740	$1,186

DIANA SHIPPING INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2009

(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying interim unaudited consolidated financial statements include the accounts of Diana Shipping Inc. (“Diana”) and its wholly-owned subsidiaries (collectively, the “Company”). Diana was formed on March 8, 1999 as Diana Shipping Investment Corp., under the laws of the Republic of Liberia. In February 2005, the Company’s articles of incorporation were amended. Under the amended articles of incorporation, the Company was renamed Diana Shipping Inc. and was redomiciled from the Republic of Liberia to the Republic of the Marshall Islands. In May 2008 the amended Articles of incorporation were further amended to increase the authorized shares from 100.0 million to 200.0 million. In March 2005, December 2005, June 2006, April 2007 and September 2007, the Company completed its initial and four secondary public offerings in the United States under the Securities Act of 1933, as amended, the net proceeds of which amounted to $193,976, $63,085, $71,651, $159,342 and $273,743, respectively.

The accompanying interim unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2008 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 27, 2009 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three months ended March 31, 2009 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2009.

The consolidated balance sheet as of December 31, 2008 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

The Company is engaged in the seaborne transportation of dry bulk cargoes worldwide through the ownership and operation of bulk carrier vessels and is the sole owner of all outstanding shares of the following subsidiaries:

1.1.	Shipowning companies incorporated in the Republic of Panama:

(a)	Skyvan Shipping Company S.A. (“Skyvan”), owner of the Bahamas flag 75,311 dwt bulk carrier vessel “Nirefs”, which was built and delivered in January 2001.

(b)	Buenos Aires Compania Armadora S.A. (“Buenos”), owner of the Bahamas flag 75,247 dwt bulk carrier vessel “Alcyon”, which was built and delivered in February 2001.

(c)	Husky Trading, S.A. (“Husky”), owner of the Bahamas flag 75,336 dwt bulk carrier vessel “Triton”, which was built and delivered in March 2001.

(d)	Panama Compania Armadora S.A. (“Panama”), owner of the Bahamas flag 75,211 dwt bulk carrier vessel “Oceanis”, which was built and delivered in May 2001.

(e)	Eaton Marine S.A. (“Eaton”), owner of the Greek flag 75,106 dwt bulk carrier vessel “Danae” (built in 2001), which was acquired in July 2003.

DIANA SHIPPING INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2009

(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(f)	Chorrera Compania Armadora S.A. (“Chorrera”), owner of the Greek flag 75,172 dwt bulk carrier vessel “Dione” (built in 2001), which was acquired in May 2003.

(g)	Cypres Enterprises Corp. (“Cypres”), owner of the Bahamas flag 73,630 dwt bulk carrier vessel “Protefs” (Hull No. H2301), which was built and delivered in August 2004.

(h)	Darien Compania Armadora S.A. (“Darien”), owner of the Bahamas flag 73,691 dwt bulk carrier vessel “Calipso” (Hull No. H2303), which was built and delivered in February 2005.

(i)	Cerada International S.A (“Cerada”), owner of the Bahamas flag 169,883 dwt bulk carrier vessel “Pantelis SP” (built in 1999), which was acquired in February 2005. The vessel was sold in February 2007 and was delivered to her new owners in July 2007.

(j)	Texford Maritime S.A. (“Texford”), owner of the Bahamas flag 73,691 dwt bulk carrier vessel “Clio” (Hull No. H2304), which was built and delivered in May 2005.

(k)	Urbina Bay Trading, S.A. (“Urbina”), owner of the Bahamas flag 74,444 dwt bulk carrier vessel “Erato” (built in 2004), which was acquired in November 2005.

(l)	Changame Compania Armadora S.A. (“Changame”), owner of the Bahamas flag 73,583 dwt bulk carrier vessel “Thetis” (built in 2004), which was acquired in November 2005.

(m)	Vesta Commercial, S.A. (“Vesta”), owner of the Bahamas flag 74,381 dwt bulk carrier vessel “Coronis” (Hull No. H1307A), which was built and delivered in January 2006.

1.2.	Subsidiaries incorporated in the Republic of the Marshall Islands:

(a)	Ailuk Shipping Company Inc. (“Ailuk”), owner of the Marshall Islands’ flag 73,546 dwt dry bulk carrier vessel “Naias” (built in 2006), which was delivered in August 2006.

(b)	Bikini Shipping Company Inc. (“Bikini”) has assumed from its original buyers a shipbuilding contract for the construction of one 177,000 dwt dry bulk carrier with Hull No. H1107, expected to be delivered in the second quarter of 2010 (Note 3).

(c)	Eniwetok Shipping Company Inc. (“Eniwetok”) has assumed from its original buyers a shipbuilding contract for the construction of one 177,000 dwt dry bulk carrier with Hull No. H1108, expected to be delivered in the second quarter of 2010 (Note 3).

(d)	Jaluit Shipping Company Inc. (“Jaluit”), owner of the Marshall Islands’ flag 174,186 dwt dry bulk carrier vessel “Sideris GS”, which was built and delivered in November 2006.

(e)	Kili Shipping Company Inc. (“Kili”), owner of the Marshall Islands’ flag 174,261 dwt bulk carrier vessel “Semirio”, which was built and delivered in June 2007.

(f)	Knox Shipping Company Inc. (“Knox”), owner of the Marshal Islands flag 180,235 dwt bulk carrier vessel “Aliki” (built 2005), which was delivered in April 2007.

(g)	Lib Shipping Company Inc. (“Lib”), owner of the Marshal Islands flag 177,828 dwt bulk carrier vessel “Boston”, which was built and delivered in November 2007.

(h)	Majuro Shipping Company Inc. (“Majuro”) was established in September 2006 and is a wholly owned subsidiary of the Company. At March 31, 2009, Majuro did not have any operations.

DIANA SHIPPING INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2009

(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(i)	Taka Shipping Company Inc. (“Taka”) was established in September 2006 and is a wholly owned subsidiary of the Company. At March 31, 2009, Taka did not have any operations.

1.3.	Subsidiaries incorporated in the United States of America:

(a)	Bulk Carriers (USA) LLC (“Bulk Carriers”) was established in September 2006, in the State of Delaware, USA, to act as the Company’s authorized representative in the United States.

1.4.	Subsidiaries incorporated in the Republic of Cyprus:

(a)	Marfort Navigation Company Limited (“Marfort”), owner of the Cyprus flag 171,810 dwt bulk carrier vessel “Salt Lake City” (built 2005), which was delivered in December 2007.

(b)	Silver Chandra Shipping Company Limited (“Silver”), owner of the Cyprus flag 164,218 dwt bulk carrier vessel “Norfolk” (built 2002), which was delivered in February 2008.

1.5.	Diana Shipping Services S.A. (the “Manager” or “DSS”).

DSS was acquired in April 2006 and provides the Company and the vessels with management services since November 12, 2004, pursuant to management agreements, for a fixed monthly fee of $15 per vessel and 2% commission on all voyage and time charter revenues. Management fees and commissions charged by DSS, effective April 1, 2006, are eliminated from the consolidated financial statements as intercompany transactions.

During the three months ended March 31, 2009 and 2008, four charterers individually accounted for more than 10% of the Company’s voyage and time charter revenues as follows:

Charterer	2009	2008
A	22%	21%
B	20%	16%
C	19%	—
D	11%	—

2.	Transactions with Related Parties:

(a)	Altair Travel Agency S.A. (“Altair”): The Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company’s CEO and Chairman. Travel expenses for the three months ended March 31, 2009 and 2008 amounted to $356 and $337, respectively, and are included in Vessels, Vessel operating expenses and General and administrative expenses in the accompanying interim unaudited consolidated financial statements. Effective April 1, 2006 the Company also pays Altair rent for parking space and a warehouse leased by DSS in January 2006. Rent increases annually at a rate of 3% above inflation. The lease which expired in December 2008 was renewed under the same terms for three years at the monthly rate of Euro 1,051 plus stamp duty and is accounted for as an operating lease. Rent expense for the three months ended March 31, 2009 and 2008 amounted to $4 and $5, respectively, and is included in General and administrative expenses in the accompanying unaudited consolidated statements of income. At March 31, 2009 and December 31, 2008 an amount of $131 and $122, respectively, was payable to Altair and is included in Due to related companies in the accompanying consolidated balance sheets. Minimum lease payments until the expiration of the rent agreement are estimated to $13 for 2009, $19 for 2010 and $20 for 2011.

DIANA SHIPPING INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2009

(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(b)	Universal Shipping and Real Estates Inc. (“Universal”): Universal is a company controlled by the Company’s CEO and Chairman. In January 2006, DSS entered into a lease agreement with Universal for the lease of office space, a warehouse and parking spaces for a monthly rent of Euro 19,700 plus stamp duty, for a period of three years. Rent increases annually at a rate of 3% above inflation. Effective December 1, 2006, the Company entered into an amended agreement to reduce the office space leased from Universal and reduced monthly rent to Euro 11,187 plus stamp duty. The lease was accounted for by the financing method, but after its expiration in December 2008 was renewed under the same terms for three years at the monthly rate of Euro 12,688 plus stamp duty and is accounted for as an operating lease. Rent expense for the three months ended March 31, 2009 and 2008 amounted to $52 and $60, respectively and for 2009 is included in General and administrative expenses and for 2008 is included in Interest and finance costs in the accompanying unaudited consolidated statements of income. No amounts were payable to or receivable from Universal as at March 31, 2009 and December 31, 2008. Minimum lease payments until expiration of the rent agreement are estimated to $160 for 2009, $224 for 2010 and $237 for 2011.

(c)	Diana Shipping Agencies S.A. (“DSA”): DSA is a company controlled by the Company’s CEO and Chairman. In December 2006, DSS entered into a lease agreement with DSA for the lease of office space for a monthly rent of Euro 8,000 plus stamp duty, for a period of 25 months. Rent increases annually at a rate of 3% above inflation. The lease which expired in December 2008 was renewed under the same terms for three years at the monthly rate of Euro 8,560 plus stamp duty and is accounted for as an operating lease. Rent expense for the three months ended March 31, 2009 and 2008 amounted to $35 and $40 and is included in General and administrative expenses in the accompanying unaudited consolidated statements of income. No amounts were payable to or receivable from DSA as at March 31, 2009 and December 31, 2008. Minimum lease payments until the expiration of the rent agreement are estimated to be $108 for 2009, $151 for 2010 and $160 for 2011.

3.	Advances for Vessels Construction and Acquisition and Other Vessel Costs:

The amounts in the accompanying consolidated balance sheets include payments to sellers of vessels or, in the case of vessels under construction, to the shipyards and other costs as analyzed below:

	March 31, 2009	December 31, 2008
Pre-delivery installments	24,080	24,080
Capitalized interest and finance costs	3,155	3,089
Other related costs	37	30

Total	27,272	27,199

The movement of the account, for the three months ended March 31, 2009 and December 31, 2008 was as follows:

	March 31, 2009	December 31, 2008
Beginning balance	27,199	53,104
- Advances for vessels under construction and other vessel costs	73	1,099
- Advances for vessel acquisitions and other vessel costs (Note 4)	—	469
- Transferred to vessel cost (Note 4)	—	(27,473)

Ending balance	27,272	27,199

DIANA SHIPPING INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2009

(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

On September 13, 2006, the Company entered into agreements with unrelated third parties to assume two shipbuilding contracts dated March 30, 2006, for the construction of two 177,000 dwt Capesize dry bulk carriers, with Hull No. H1107 and H1108, for the price of $60,200 each. The vessels will be constructed by the China Shipbuilding Trading Company Ltd. and Shanghai Waigaoqiao Shipbuilding Co. Ltd. (collectively the “Builders”) and are expected to be delivered to the Company in the second quarter of 2010. The contract price will be paid in five installments, one of 20%, three subsequent installments of 10% each, and a final predelivery installment of 50%. The Company also pays additional construction costs and interest and finance charges (Note 5) relating to the amounts drawn under the facility the Company has entered into, to partly finance the vessels’ construction. As at March 31, 2009 and December 31, 2008, the Company had paid one predelivery installment for each vessel amounting to $12,040 each, or 20%, of the vessels’ contract price and $3,192 and $3,119 of additional construction costs, respectively.

4.	Vessels:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2008	1,060,311	(99,880)	960,431
- Depreciation for the period	—	(10,717)	(10,717)

Balance, March 31, 2009	1,060,311	(110,597)	949,714

Eleven of the Company’s vessels, having a total carrying value of $213,072 as of March 31, 2009, have been provided as collateral to secure the revolving credit facility discussed in Note 5.

As of March 31, 2009, all vessels were operating under time charters, the last of which expires in March 2013. Time charters with minimum duration in excess of one year as of March 31, 2009, were as follows:

Vessel name	Daily time charter gross rate (in U.S. Dollars)	Charterer redelivery option periods
Nirefs	$60,500	Feb 2010 – Apr 2010
Alcyon	$34,500	Nov 2012 – Feb 2013
Dione	$12,000	May 2010 – Aug 2010
Protefs	$59,000	Aug 2011 – Nov 2011
Coronis	$14,000	Feb 2010 – Apr 2010
Sideris GS	$39,000	Nov 2009
	$36,000	Oct 2010 – Jan 2011
Aliki	$52,000	May 2009
	$45,000	Mar 2011 – Jun 2011
Semirio	$51,000	Jun 2009
	$31,000	Apr 2011 – Jul 2011
Boston	$52,000	Sep 2011 – Dec 2011
Salt Lake City	$55,800	Aug 2012 – Oct 2012
Norfolk	$74,750	Jan 2013 – Mar 2013
New York	$48,000	Feb 2015 – Jun 2015

For the vessels Sideris GS, Aliki and Semirio that have varying rates for each year, the Company accounts for those revenues by using the average daily rates of the four year duration of the respective

DIANA SHIPPING INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2009

(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

contracts (Note 6). The vessel New York is the Hull 1107 that is under construction (Note 3). The Company has fixed a contract at the gross rate of $50 per day for delivery between October 1, 2009 and January 31, 2010 and $48 per day for delivery between February 1, 2010 and April 30, 2010.

5.	Long-term Debt, current and non-current portion:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	March 31, 2009	December 31, 2008
Revolving credit facility	214,700	214,700
Secured term loan facility	24,080	24,080
Less related deferred financing costs	(674)	(686)

Total	238,106	238,094

Current portion of long-term debt	(24,080)	—

Long-term debt, net of current portion	214,026	238,094

Revolving Credit Facility: In February 2005, the Company entered into an agreement with the Royal Bank of Scotland Plc. for a $230,000 secured revolving credit facility, to finance the acquisition of additional dry bulk carrier vessels or cellular container ships, the acquisition of DSS (Note 1.5) and for working capital. On May 24, 2006, the Company entered into an amended agreement to extend the facility amount to $300,000. Pursuant to the amended agreement the Company is permitted to borrow amounts up to the facility limit, provided that certain pre-conditions are satisfied and that borrowings do not exceed 75% of the aggregate market value of the mortgaged vessels. The maturity of the credit facility is ten years and the interest rate on amounts drawn is at LIBOR plus a margin.

The amended facility is available in full for six years from May 24, 2006, the new availability date. At the end of the sixth year it will be reduced by $15,000 and over the remaining period of four years will be reducing in semiannual amounts of $15,000 with a final reduction of $165,000 together with the last semi-annual reduction.

In January 2007, the Company entered into a supplemental loan agreement with the Royal Bank of Scotland Plc., for the purpose of amending the terms and conditions applicable to the existing revolving credit facility agreement to make available to the Company under the facility agreement an additional 364 day standby facility of up to $200,000 upon full utilization of the facility. An amount of $100 was paid on signing of the agreement. The standby facility was terminated on March 6, 2008.

The credit facility is secured by a first priority or preferred ship mortgage on all of the vessels in the Company’s fleet excluding the Coronis, the Naias, the Sideris GS, the Aliki, the Semirio, the Boston, the Salt Lake City and the Norfolk, an assignment of all freights, earnings, insurances, and requisition compensation of such collateral vessels. The lenders may also require additional security in the future in the event the Company breaches certain covenants under the credit facility, as described below.

The credit facility contains covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio (vessels’ market values of at least 120% of the outstanding balance of the credit facility), minimum liquidity of $400 per each mortgaged vessel in the fleet unless the available credit facility for working capital exceeds this amount and other financial covenants. Furthermore, the Company is not permitted to pay any dividends that would result in a breach of the financial covenants.

DIANA SHIPPING INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2009

(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

The Company pays commitment fees on the undrawn portion of the facility, which for the three months ended March 31, 2009 and 2008 amounted to $53 and $114, respectively and are included in Interest and finance costs in the accompanying unaudited consolidated statements of income.

Secured term loan facility: In November 2006 the Company, acting as the corporate guarantor, through its subsidiaries Eniwetok and Bikini (the “Borrowers”), entered into a facility agreement with Fortis Bank for a loan of up to $60,200 and a guarantee facility of up to $36,451, each to be used for the purpose of financing and guaranteeing the payment of part of the construction and acquisition cost of two 177,000 dwt Capesize dry bulk carriers, expected to be delivered to the Company in the second quarter of 2010 (Note 3). The loan facility is available in advances, according to the payment schedule provided in the ship-building contracts, until December 30, 2010 (the termination date) and such advances will be repaid in full at the earlier of the repayment date (December 31, 2010) or the delivery of each vessel. The guarantee facility will be available until December 31, 2010. The loan bears interest at LIBOR plus a margin and commitment fees of 0.10% until issuance of the guarantee. The bank guarantee bears guarantee commission equal to the margin. An arrangement fee of $60 was paid upon signing the agreement. The loan is secured with a corporate guarantee, pre-delivery security assignments, an account pledge, a refund guarantee assignment consents and acknowledgements, a contract assignment consents and acknowledgements. The facility also includes covenants regarding minimum liquidity and net worth of the Company, restrictions in distributions and shareholding, and other events of default. As of March 31, 2009, the Company was not in compliance with an event of default contained in this loan facility relating to a minimum combined 20% ownership of the CEO and the President (and their families) of the Company’s stock, that should be maintained at all times. The Company has obtained a waiver in this respect, in which the Lenders modified the minimum shareholding requirement to 10%, for a period up to December 31, 2010.

As at March 31, 2009 and December 31, 2008 the Company had $24,080 of debt outstanding under the facility agreement relating to the first installment for the construction of the two Capesize dry bulk carriers (Note 3).

Total interest incurred on long-term debt for the three months ended March 31, 2009 and 2008 amounted to $800, and $1,589, respectively. Of the above amounts, $65 and $279, respectively, were capitalized and included in Advances for vessels under construction and acquisitions and other vessel costs in the accompanying consolidated balance sheets (Note 3). Interest expense on long-term debt, net of interest capitalized, is included in Interest and finance costs in the accompanying unaudited consolidated statements of income.

6.	Deferred Revenue, current and non-current:

The amounts presented as current and non-current deferred revenue in the accompanying consolidated balance sheets as of March 31, 2009 and December 31, 2008 reflect (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any deferred revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight line basis at their average rate and (c) the unamortized balance of the liability associated with the acquisition of the Salt Lake City with a charter party assumed at a value below its fair market value at the date of delivery of the vessel.

DIANA SHIPPING INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2009

(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

	March 31, 2009	December 31, 2008
Hires collected in advance	3,404	5,195
Charter revenue resulting from varying charter rates	10,498	9,535
Unamortized balance of charter assumed	18,312	19,574

Total	32,214	34,304

Less current portion	(12,522)	(11,802)

Non-current portion	19,692	22,502

As of March 31, 2009 and December 31, 2008, cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met amounted to $3,404 and $5,195, respectively, and is included in Deferred revenue, current portion in the accompanying consolidated balance sheets.

In November 2006, the Company entered into a long term time charter agreement with an unrelated third party company to charter the Sideris GS for a period of four years at varying rates for each year. In February and March 2007, the Company entered into two similar long term time charter agreements with unrelated third party companies to charter the Semirio and the Aliki for a period of four years each, at varying rates. The Company accounts for the revenues deriving from the above agreements on a straight line basis at the average rate of the agreements and the balance is recorded in deferred revenue. As at March 31, 2009 and December 31, 2008, deferred revenue deriving from those agreements amounted to $10,498 and $9,535, respectively and is included in Deferred revenue, current ($4,000 and $1,489, respectively) and non-current portion ($6,498 and $8,046, respectively) in the accompanying consolidated balance sheets.

In December 2007, upon delivery of the Salt Lake City, the Company assumed the then existing time charter agreement of the vessel. According to the Company’s policy, the time charter agreement was valued on the date of the vessel’s delivery and resulted in the recognition of a deferred income of $25,000. As of March 31, 2009 and December 31, 2008 the unamortized balance of the liability amounted to $18,312 and $19,574, respectively and is included in Deferred revenue, current portion ($5,118 and $5,118, respectively) and non-current portion ($13,194 and $14,456, respectively), in the accompanying consolidated balance sheets. The amortization for the three months ended March 31, 2009 and 2008 amounted to $1,262 and $1,276, respectively and is included in voyage and time charter revenues in the accompanying unaudited consolidated statements of income.

7.	Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. Up to $1 billion of the liabilities associated with the individual vessels’ actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

DIANA SHIPPING INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2009

(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

8.	Common Stock and Additional Paid-In Capital:

(a)	Preferred stock and common stock: Under the amended articles of incorporation, discussed in Note 1, the Company’s authorized capital stock consists of 200,000,000 shares (all in registered form) of common stock, par value $0.01 per share and of 25,000,000 shares (all in registered form) of preferred stock, par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

(b)	Additional paid-in capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, represent (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital purposes, (ii) payments made by the stockholders in excess of the par value of common stock purchased by them and (iii) the value of executive management services provided through the management agreement with DSS to the Company until consummation of the initial public offering in March 2005, as well as the value of the lease expense for the office space and of the secretarial services that have been provided to the Company at no additional charge by DSS until its acquisition by the Company, on April 1, 2006. The value of the services was determined by reference to the amounts of the employment agreements signed between the Company and its executives. The value of the rent for the free office space was determined by reference to the lease agreement between DSS and Universal, which acquired the office space previously owned by DSS and (iv) the value of restricted stock granted by the Company’s board of directors to its executive management and non-executive directors under the Company’s incentive plan, described in note (c) below.

(c)	Incentive plan: In February 2005, the Company adopted an equity incentive plan (the “2005 Equity Incentive Plan”) which entitles the Company’s employees, officers and directors to receive options to acquire the Company’s common stock. A total of 2,800,000 shares of common stock are reserved for issuance under the plan. The plan is administered by the Company’s board of directors. Under the terms of the 2005 Equity Incentive Plan, the Company’s board of directors is able to grant a) incentive stock options, b) non-qualified stock options, c) stock appreciation rights, d) dividend equivalent rights, e) restricted stock, f) unrestricted stock, g) restricted stock units, and h) performance shares. No options, stock appreciation rights or restricted stock units can be exercisable prior to the first anniversary or subsequent to the tenth anniversary of the date on which such award was granted. The plan will expire 10 years from the adoption of the plan by the Company’s board of directors.

In January 2009 the Company’s board of directors approved the grant of 364,200 shares of restricted common stock to executive management and non-executive directors, pursuant to the 2005 Equity Incentive Plan, as amended and restated in October 2008. The restricted shares will be vested over a period of 3 years, by one-third each year and are subject to forfeiture until they become vested. Unless they forfeit, grantees have the right to vote, to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares. As at March 31, 2009, 25,167 shares of restricted stock were vested.

The fair value of the 364,200 restricted shares was $4,407 and was determined with reference to the closing price of the Company’s stock on the date the agreements were signed ($12.10 per share). The aggregate compensation cost is being recognized ratably in the consolidated income statement over the respective vesting periods. For the three months ended March 31, 2009 and 2008 compensation cost amounted to $930 and $76 respectively and is included in General and administrative expenses in the accompanying consolidated unaudited statements of income.

At March 31, 2009 and December 31, 2008, the total unrecognized cost related to restricted share awards was $15,247 and $11,771, respectively.

DIANA SHIPPING INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2009

(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

(d)	Dividend Reinvestment and Direct Stock Purchase Plan (the “Plan”): As at March 31, 2009 13,308 shares had been issued pursuant to the Plan.

(e)	Sales agency financing agreement (“SAFA” or the “Agreement”): As at March 31, 2009 no shares had been issued pursuant to the SAFA.

9.	Earnings per Share:

All shares issued (including the restricted shares issued under the 2005 Equity Incentive Plan, as amended) are the Company’s common stock and have equal rights to vote and participate in dividends upon their vesting. The calculation of basic earnings per share, does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed. Dividends declared in any period are deducted from the net income reported for purposes of calculating net income available to common shareholders for the computation of basic earnings per share. For the three months ended March 31, 2009 and 2008 dividends declared on restricted stock amounted to $0 and $45, respectively.

For purposes of calculating diluted earnings per share, dividends declared during the period for non-vested shares are not deducted from the net income reported since such calculation assumes non-vested shares were fully vested from the grant date. For the three months ended March 31, 2009 and 2008, the denominator of the diluted earnings per share calculation includes 39,699 and 29,038 shares, being the incremental shares assumed issued under the treasury stock method weighted for the periods the non-vested shares were outstanding.

	2009		2008
	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS
Net income	$34,810	34,810	$53,215	53,215
Less: Dividends paid on restricted stock	—	—	(45)	—

Net income available to common stockholders	$34,810	34,810	$53,170	53,215

Weighted average number of common shares outstanding	74,396,880	74,396,880	74,375,000	74,375,000
Incremental shares	—	39,699	—	29,038

Total shares outstanding	74,396,880	74,436,579	74,375,000	74,404,038

EPS	$0.47	0.47	$0.71	0.72

For the three months ended March 31, 2008, the result of the diluted earnings per share computations was antidilutive and therefore, basic and diluted earnings per share for the periods presented amounted to $0.71 per share.

10.	Subsequent Events:

(a)

Agreement to acquire owner of a Capesize newbuilding: On April 13, 2009, the Company entered into an agreement with a related party to acquire a single purpose company, Gala Properties Inc. (“Gala”), that has a contract with China Shipbuilding Trading Company, Limited and Shanghai Jiangnan-Changxing Shipbuilding Co., Ltd for the construction of a 177,000 dwt Capesize dry bulk carrier, Hull No. H1138, for a contract price of $60,200. The

DIANA SHIPPING INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2009

(Expressed in thousands of U.S. Dollars – except share and per share data, unless otherwise stated)

seller is a company controlled by the two daughters the Company’s Chairman and Chief Executive Officer, Mr. Simeon Palios. Gala has time chartered Hull H1138 to Jiangsu Shagang Group Co. (“Shagang”) or its nominee (with performance guaranteed by Shagang), at a gross charter hire rate of $55 per day for a period of a minimum of 59 months and a maximum of 62 months, commencing upon delivery of the vessel from the shipbuilders, which is expected in November 2009.

The Company transferred to the seller its ownership interest in Eniwetok, which had contracted with the same shipbuilders for the construction of Hull H1108 (“Eniwetok Contract”) (Note 3), for the contract price of $60,200 and with a scheduled delivery date of June 30, 2010. The incremental cost (excluding legal and transaction-related costs) will be approximately $15,000, which relates to the consideration for the charter party attached to Hull H1138. In connection with this transaction, the shipbuilders have agreed to cancel the construction contract of Hull H1108 upon closing of the transaction, which took place on May 6, 2009.

As part of the transaction, the Company expects the delivery of Hull H1107 to be brought forward, within March 2010.

The Company evaluated the transaction above as a non monetary exchange with commercial substance. Assets exchanged will be recorded at fair value, measured on the consummation date of the transaction. No gain or loss is to be recognized as a result of this transaction.

(b)	Supplemental loan agreement: On April 30, 2009, the Company entered into a supplemental loan agreement with Fortis Bank to amend and restate the existing loan agreement as described in Note 5, so as to include in the loan agreement Gala, as a borrower. Pursuant to the supplemental loan agreement and the amended and restated loan agreement, the bank consents to the termination of the Eniwetok Contract, the amendment of the purpose of the loan facility made available under the principal agreement such that its purpose includes the financing of part of the construction and acquisition cost of the Gala ship (Hull H1138) and certain amendments to the terms of the principal agreement and the corporate guarantee. Under the amended and restated agreement the bank also agrees to reduce the shareholding required to be beneficially owned by the Palios’s and Margaronis’s families from 20% to 10%.

As of March 31, 2009 and following the transactions mentioned in note (a) above, the amount of $24,080 of debt outstanding under loan facility with Fortis Bank was reclassified to current liabilities, as the Company’s new vessel under construction, Hull H1138 (to be named Houston), and the existing vessel under construction, Hull H1107 (to be named New York), are expected to be delivered to the Company by the yard in November 2009 and March 2010, respectively. On April 30, 2009, the Company also drew down an amount of $18,060 under the amended and restated facility with Fortis Bank to finance part of the construction cost of Hull H1138 (to be named Houston).